Exhibit 99.14

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: BRIDGEPORT VENTURES INC.

End date of last completed fiscal year: APRIL 30, 2011

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year (Common shares)		50,579,600 (i)
Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)		$1.07 (ii)
Market value of class or series	(i) X (ii) =	$54,120,000 (A)

Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year
	(Warrants)	6,575,000 (i)
Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule) $0.68 (ii)
Market value of class or series	(i) X (ii) =	$4,471,000 (B)

Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year
	(Class A Warrants)	8,625,000 (i)
Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule) $0.11 (ii)
Market value of class or series	(i) X (ii) =	$949,000(C)

Market value of other securities as at the end of the last completed fiscal year:
(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)	(D)

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)	(E)

Capitalization for the last completed fiscal year
(Add market value of all classes and series of
securities)	(A)+(B)+(C)+(D)+(E) =	$59,540,000

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$4,380

Late Fee, if applicable
(As determined under section 2.5 of the Rule)